                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11- K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

   /X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

       For the fiscal year ended DECEMBER 31, 1994

                                       or

   / / Transition report pursuant to Section 15(d) of the Securities Exchange
       Act of 1934 (No fee required)

       For the transition period from ___________ to ___________ .

      Commission file number   2-69114

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          APPLIED MATERIALS, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN.

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             APPLIED MATERIALS, INC.
                               3050 Bowers Avenue
                          Santa Clara, California 95054

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     APPLIED MATERIALS, INC.



                                     EMPLOYEE SAVINGS AND RETIREMENT PLAN

Date:  June 27, 1995                 By /s/  Rosemary T. Elliott
                                        --------------------------------------
                                        Rosemary T. Elliott
                                        Vice President, Global Human Resources
                                        Chairman of the Corporate
                                        Benefits Committee

                                Table of Contents
                                -----------------
                                                                                              Sequentially
                                                                                              Numbered Page
                                                                                              -------------
Report of Independent Accountants                                                                      4

Financial Statement

     Statements of Net Assets Available for Benefits -
     December 31, 1994 and 1993                                                                        5

     Statement of Changes in Net Assets Available for Benefits with Fund
     Information - year ended December 31, 1994                                                        6

     Notes to Financial Statements                                                                   7-12

     Schedule 27a - Schedule of Assets Held for Investment
     Purposes - December 31, 1994                                                                     13

     Schedule 27d - Schedule of Reportable Transactions - year ended
     December 31, 1994                                                                                14

Consent of Independent Accountants (Exhibit)                                                          15

                        Report of Independent Accountants


To the Administrative Committee of the Applied Materials, Inc. Employee Savings and Retirement Plan:

In our opinion, the financial statements listed in the accompanying table of contents present fairly, in all material respects, the net assets available for benefits of the Applied Materials, Inc. Employee Savings and Retirement Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 27a and 27d is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules 27a and 27d and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP

San Jose, California
May 22, 1995

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                          December 31,      December 31,
                                                                              1994             1993
                                                                      -----------------  -----------------
ASSETS

Cash                                                                  $       1,097,209  $          25,015
Investments, at fair value:
    In shares of registered investment companies:
          Fidelity Retirement Government Money Market Portfolio               7,758,813          6,507,408
          Fidelity Equity Income Fund                                         9,860,017          7,746,077
          Fidelity Intermediate Bond Fund                                     3,602,500          3,192,980
          Fidelity Magellan Fund                                             18,726,547         15,231,355
     Applied Materials, Inc. Common Stock                                    84,539,205         67,767,460
     Participant notes receivable                                             3,769,075          2,423,428
Contributions receivable                                                              -             70,000
                                                                      -----------------  -----------------
                                                                            129,353,366        102,963,723

LIABILITIES

Forfeited matching contributions                                                345,808            304,401
                                                                      -----------------  -----------------

Net assets available for benefits                                     $     129,007,558  $     102,659,322
                                                                      =================  =================




     See accompanying notes to financial statements.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION


                          YEAR ENDED DECEMBER 31, 1994



                                                  FUND A        FUND B          FUND C        FUND D
                                                -----------   -----------     -----------   -----------
Additions to net assets
   attributed to:
       Investment Income:

          Interest and dividends                $   283,051   $   892,294   $               $   236,286
                                                                                        -

          Loan interest                                   -             -               -             -

          Net realized and unrealized
             appreciation (depreciation) in
              fair value of investments                   -      (900,751)      5,133,335      (296,795)
                                                -----------   -----------   -------------   -----------


                                                    283,051        (8,457)      5,133,335       (60,509)

       Participant contributions                  1,543,170     2,548,594       6,511,078     1,064,852

       Company and AKTA contributions                     -             -       7,185,243             -
                                                -----------   -----------   -------------   -----------


       Total additions                            1,826,221     2,540,137      18,829,656     1,004,343

Deductions from net assets attributed to:
       Benefits paid to participants               (297,376)     (245,915)     (2,011,326)     (127,055)
                                                -----------   -----------   -------------   -----------

       Net increase prior to interfund
           transfers                              1,528,845     2,294,222      16,818,330       877,288

       Interfund transfers                         (318,846)     (180,282)        955,608      (467,768)
                                                -----------   -----------   -------------   -----------

       Net increase                               1,209,999     2,113,940      17,773,938       409,520

Net assets available for
  benefits:
     Beginning of year                            6,203,007     7,746,077      67,862,475     3,192,980

                                                -----------   -----------   -------------   -----------

     End of year                                $ 7,413,006   $ 9,860,017   $  85,636,413   $ 3,602,500
                                                ===========   ===========   =============   ===========



                                                               PARTICIPANT
                                                   FUND E         NOTES         TOTAL
                                                 -----------   -----------    -----------
Additions to net assets
   attributed to:
       Investment Income:

          Interest and dividends                $    644,180   $             $  2,055,811
                                                                         -

          Loan interest                                    -       199,875        199,875

          Net realized and unrealized
             appreciation (depreciation) in
              fair value of investments             (974,962)            -      2,960,827
                                                ------------   -----------   ------------


                                                    (330,782)      199,875      5,216,513

       Participant contributions                   5,643,971             -     17,311,665

       Company and AKTA contributions                      -             -      7,185,243
                                                ------------   -----------   ------------


       Total additions                             5,313,189       199,875     29,713,421

Deductions from net assets attributed to:
       Benefits paid to participants                (592,800)      (90,713)    (3,365,185)
                                                ------------   -----------   ------------

       Net increase prior to interfund
           transfers                               4,720,389       109,162     26,348,236

       Interfund transfers                        (1,225,197)    1,236,485              -
                                                ------------   -----------   ------------

       Net increase                                3,495,192     1,345,647     26,348,236

Net assets available for
  benefits:
     Beginning of year                            15,231,355     2,423,428    102,659,322

                                                ------------   -----------   ------------

     End of year                                $ 18,726,547   $ 3,769,075   $129,007,558
                                                ============   ===========   ============




       See accompanying notes to financial statements.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   Accounting Policies:

     The accounts of the Applied Materials, Inc. Employee Savings and Retirement Plan (the Plan) are maintained on an accrual basis.

     The Plan's investments are stated at fair value which is the value per unit as certified by the Plan Trustee for the Fidelity Retirement Government Money Market Portfolio (Fund A) and at the closing market price as of December 31 for the Fidelity Equity-Income shares (included in Fund B); Applied Materials, Inc. Common Stock (included in Fund C); Fidelity Intermediate Bond Fund shares (included in Fund D); and Fidelity Magellan Fund shares (included in Fund E). Participant notes are valued at cost which approximates fair value.

     Benefits are recorded when paid.

2.   The Plan - APPLIED MATERIALS, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

     The Plan is a defined contribution plan covering primarily all U.S. employees of Applied Materials, Inc. (the Company) and beginning in 1994, Applied Komatsu Technology America, Inc. (AKTA), working 20 or more hours per week. The Plan provides for retirement benefits to participants and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to qualify for favorable tax treatment granted to qualified plans that meet the requirements of sections 401(a) and (k) of the Internal Revenue Code. As a result, Company and AKTA matching contributions, participant salary deferral contributions and any net earnings or gains on those contributions generally will not be taxable to the participant until they are distributed or withdrawn in accordance with the terms of the Plan.

     Administrative Committee

     The Plan's Administrative committee consists of certain officers and executives of the Company. These members are appointed by the Benefits Committee of the Company to oversee the Plan and its performance on behalf of the participants.

     Plan Administrator

     Fidelity Institutional Retirement Services Company was appointed by the Administrative Committee to maintain individual participant accounts and records therein all participant contributions, Company and AKTA matching contributions and investment income attributable to each participant. For purposes of ERISA, the Company is the "plan administrator".

     Termination of the Plan

     The Company expects to continue the Plan indefinitely and expects to continue to make contributions under the Plan. However, there is no contractual commitment that the Plan will be continued and the Company's Board of Directors may alter or terminate the Plan at any time and for any reason subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     Expenses of the Plan

     All expenses incurred in the administration of the Plan, including legal and trustee fees, are funded by the Company, and consequently are not reflected in the financial statements. Brokerage commissions and other charges incurred in connection with investment transactions are paid out of the assets of the respective fund.

     3.  Contributions

     Below are general guidelines with respect to participant and accompanying Company and AKTA contributions. Participants, the Company and AKTA are subject to certain rules of the Internal Revenue Code which may further limit the contributions allowable.

     Participant Contributions

     Each participant may elect to defer from 1% to 12% of compensation (defined as base pay plus overtime, excluding any bonuses or commissions). These salary deferral contributions are invested at the direction of the participant and share in the earnings and gains (or losses) of each investment fund selected. These salary deferral accounts are always 100% vested.

     Participants may change their contribution percentage once during each calendar quarter. A participant may suspend contributions at any time and resume contributions on the first day of the calendar quarter after the suspension.

     The maximum annual salary deferral contribution was $9,240 for 1994 and will also be $9,240 for 1995. This limitation applies in the aggregate for all elective deferrals to all plans made by the participant during the year. Accordingly, new participants who have made contributions to 401(k) plans with their prior employer must aggregate all contributions for purposes of the limit.

     Company and AKTA Contributions

     The participants in the Plan become eligible for the Company and AKTA matching contributions immediately upon joining the Plan. The Company and AKTA match 100% of participant contributions, up to the first 3% of compensation contributed, and 50% on every dollar between 3% and 6% of compensation contributed. The Company's and AKTA's contributions are made biweekly. Company and AKTA matching contributions may be made in the form of cash, shares of Applied Materials, Inc. Common Stock or a combination of both. The trustee will use the cash contributions to purchase shares of Applied Materials Common Stock on the open market (at the then prevailing market price), directly from the Company, or from other persons in private transactions (but in either of the latter cases only at the closing price in the open market on the next preceding business day on which the shares were traded). The Company and AKTA can make an additional discretionary matching contribution in excess of the 50% match but not greater than 150%. No additional matching contributions were made during 1994.

     The participant becomes fully vested in the portion of the Company or AKTA matching contribution allocated to his or her account if employed by the Company or AKTA upon a) normal retirement (age 65 or older), b) permanent disability, c) death, or d) after a designated time period per the applicable vesting schedule. The Plan provides that vesting of the Company or AKTA matching contribution will be as follows:

              Years of Service                                        Vested Percentage
              ----------------                                        -----------------
                Less than three years                                         0%
                Three but less than four years                               20%
                Four but less than five years                                40%
                Five but less than six years                                 60%
                Six but less than seven years                                80%
                Seven or more years                                         100%

     If a participant leaves the Company or AKTA prior to retirement, the portion of his or her matching account which is not vested will be forfeited. Matching account forfeitures can be used to offset the Company's or AKTA's required matching contribution, as applicable. Forfeitures available to reduce future matching contributions at December 31, 1994 and 1993 were $345,808 and $304,401, respectively, and were temporarily invested in Fund A.

     The Plan contains a rehire provision whereby if a participant leaves the Company or AKTA and at a later date is rehired before being separated for five consecutive years, the forfeited portion of his or her account will be restored as of the date of the rehire.

4.   Investments

     The Plan permits participants to direct and/or redirect their prospective salary deferrals and/or their existing account balances into one of the available investment funds or divide them among the funds. All matching contributions are invested solely in Fund C, the Company Stock Fund. All of the funds, except the Company Stock Fund, are managed by Fidelity Investments.

     The five investment funds available during 1994 and their investment objectives are as follows:

     Fund A:    "Fidelity Retirement Government Money Market Portfolio"
                (RGMMP) - the primary objective of this Fund is to maintain safety of principal while producing reasonable interest income. Investments are in units of the Fidelity RGMMP.

                RGMMP's assets are invested in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities. The rate of return fluctuates daily as short-term interest rates change.

    Fund B: "Fidelity Equity Income Fund" - The investment objective of this Fund is to focus on income from equity investments and long-term appreciation. At least 80% of this fund's portfolio is invested in income-producing common and preferred stocks; the remainder tends to be invested in debt securities. The Equity Income Fund invests in securities of varying quality, but the fund does not expect to purchase securities of companies without proven earnings or credit. The fund diversifies investments among a variety of industries to help reduce risk of the overall investment.

    Fund C: "Company Stock Fund" - The sole investment objective of this fund is to acquire and hold shares of Company Common Stock. The fund will purchase either newly issued shares of Common Stock from the Company or issued and outstanding shares in the open market or in private transactions. No brokerage commissions are charged on shares of Common Stock purchased from the Company or in private transactions from any other person.

    Fund D: "Fidelity Intermediate Bond Fund" - The primary objective of this fund is to realize high current income and long-term return. The fund invests in corporate debt obligations, U.S. government obligations and in obligations of U.S. banks, including certificates of deposit and banker's acceptances. The average portfolio maturity ranges from three to ten years.

    Fund E: "Fidelity Magellan Fund" - The investment objective of the Fidelity Magellan Fund is to seek long-term capital appreciation. This fund invests in common stocks, and securities convertible into common stock, issued by companies operating in the U.S. and/or abroad as well as foreign companies. Investments are made in large corporations as well as smaller, less well-known companies. The fund also diversifies investments among a variety of industries and sectors within the market to reduce overall risk.

     Presently, Funds A, B, D and E are invested in Fidelity mutual fund and money market shares bearing the name of the respective Funds (collectively the "Fidelity Funds"). The

     Fidelity Funds are open-end, diversified investment companies ("mutual funds"), the shares of which are publicly held.

     None of the investment funds described above carries a guarantee of principal or rate of return.

5.   Loans to Plan Participants

     Participants may borrow up to 50% of their vested account balance. The minimum and maximum loan amounts are $1,000 and $50,000, respectively, although as required by law, certain participants have lower maximum permitted loan amounts. The loans are secured by the balance in the participant's account and bear a fixed interest rate based on the prime rate plus 1% at the time of the borrowing. Interest rates at December 31, 1994 range from 7% to 9.5%. Repayments of loans are made by payroll deductions in equal installments over the life of the loan. Loan terms are a minimum of one year and a maximum of five years. Loans are payable in full upon the participant's termination of employment from the Company or AKTA, or the occurrence of certain other events.

6.   Federal Income Tax Status of the Plan

     The Company amended and restated the Plan as of March 31, 1995 to reflect current requirements of the Internal Revenue Code (IRC) and has applied for a determination letter from the IRS that the Plan continues to constitute a qualified plan, and that the trust continues to be tax-exempt. The Company has made (or will make) all amendments to the Plan necessary or appropriate to ensure that the Company will receive a favorable determination letter covering the Plan and accordingly, expects to receive a favorable determination letter in due course. The Company believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for federal or state income taxes has been provided.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
         SCHEDULE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1994

                                           Shares or                        Approximate
                                           Principal        Historical         Market
                                             Amount            Cost            Value
                                           ----------      -----------      -----------
Fund A:
Fidelity Retirement Government
     Money Market Fund                     7,758,813       $ 7,758,813    $   7,758,813

Fund B:
Fidelity Equity Income Fund                  321,173         9,732,893        9,860,017

Fund C:
Applied Materials, Inc. Common Stock       2,000,928        34,883,594       84,539,205

Fund D:
Fidelity Intermediate Bond Fund              366,480         3,826,028        3,602,500

Fund E:
Fideltiy Magellan Fund                       280,338        18,830,921       18,726,547

Participant note's with interest rates
     which range from 7% to 9.5%.                                             3,769,075
                                                                          -------------

     Investments total                                                    $ 128,256,157
                                                                          =============

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
               SCHEDULE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1994

                                                     Purchase Price and          Sales Price and         Historical
                                                   Current Value of Asset     Current Value of Asset       Cost of          Net
             Issuer                                  On Transaction Date       On Transaction Date       Assets Sold    Gain/(Loss)
- ------------------------------------               ----------------------     ----------------------     -------------  -----------
Applied Materials, Inc. Common Stock                    $ 16,821,996               $ 5,198,586          $ 2,134,843     $ 3,063,743

Fidelity Magellan Fund                                     7,804,230                 3,345,324            3,301,857          43,467

Fidelity Equity Income Fund                                4,478,170                 1,468,156            1,376,520          91,636

Fidelity Retirement Government
      Money Market Fund                                    3,207,359                 1,961,069            1,961,069              -

                                                                         EXHIBIT

CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-52072) of Applied Materials, Inc. of our report dated May 22, 1995, which appears on page 4 of this Form 11-K.



PRICE WATERHOUSE LLP


San Jose, California
June 27, 1995